SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For transition period from                      to                     .

Commission file number—001-14410

A.	Full title of the plan and address of the plan if different from that of the issuer named below:

AXA Equitable 401(k) Plan, 1290 Avenue of Americas, New York, NY 10104

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AXA, S.A.

25, Avenue Matignon, 75008 Paris, France

AXA EQUITABLE 401(k) PLAN

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

AND FOR THE YEAR ENDED

DECEMBER 31, 2014

AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2014

AND REPORT OF INDEPENDENT AUDITORS

AXA EQUITABLE 401(k) PLAN

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	3

Notes to Financial Statements	4-21

Supplemental Schedule:

Schedule H, Part IV, line 4i*—Schedule of Assets (Held at End of Year) December 31, 2014	22-32

Signature Page	33

Exhibit:

Consent of Independent Registered Public Accounting Firm

*	Refers to item number in IRS Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2014.

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

AXA Equitable 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of AXA Equitable 401(k) Plan (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New York, NY

June 29, 2015

AXA EQUITABLE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
Assets
Investments, at fair value (Notes 3, 4, 5 and 6)	$1,819,485,058	$1,783,031,968

Receivables
Employer contributions	19,071,798	26,152,035
Notes receivable from participants (Note 1)	24,556,880	24,150,120
Other receivables	362,499	595,478

Total receivables	43,991,177	50,897,633

Total assets	1,863,476,235	1,833,929,601

Liabilities
Accrued expenses and other liabilities	1,052,498	102,728

Total liabilities	1,052,498	102,728

Net assets available for benefits, at fair value	1,862,423,737	1,833,826,873

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 6)	(11,700,358)	(13,606,967)

Net assets available for benefits	$1,850,723,379	$1,820,219,906

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2014
Additions
Investment income
Net appreciation in fair value of investments (Note 3)	$39,676,452
Interest	9,582,895
Dividends	23,775,056

Total investment income	73,034,403
Less investment expenses	8,916

Net investment income	73,025,487

Interest income on notes receivable from participants	1,059,756
Contributions
Participant	58,629,733
Employer	40,032,599

Total contributions	98,662,332

Total additions	172,747,575

Deductions
Benefits paid to participants	140,893,009
Administrative expenses, net of forfeitures	1,351,093

Total deductions	142,244,102

Net increase during the year	30,503,473

Net assets available for benefits
Beginning of year	1,820,219,906

End of year	$1,850,723,379

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the AXA Equitable 401(k) Plan (the “Plan”) sponsored by AXA Equitable Life Insurance Company (“AXA Equitable” or the “Company”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan with a cash or deferred arrangement providing benefits for eligible common-law employees and statutory employees of AXA Equitable and certain participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code of 1986 (the “Code”), as amended.

Plan Fiduciary, Administrator and Trustee

The named fiduciaries of the Plan are the Administrative Committee and the Investment Committee. The Administrative Committee serves as the Plan administrator, Northern Trust is the directed trustee of the Plan and Fidelity serves as the legal custodian for the fixed income investments. The Investment Committee no longer acts as the trustee of the Plan since November 17, 2011. The Plan has an agreement with AonHewitt, formerly known as Hewitt Associates LLC, (“Hewitt”), for the recordkeeping and administration of the Plan, effective as of March 21, 2011, as amended from time to time and with Northern Trust for the custodial trustee and disbursement agent functions, effective as of March 24, 2011.

Eligibility

The Plan covers full-time employees, “Group I” part-time employees, financed financial professionals, and statutory employees, as well as other employees of AXA Equitable and employees of certain participating affiliates who are scheduled to work a minimum of 1,000 hours in a Plan year.

Contributions

Eligible new hires are automatically enrolled in the Plan after performing one hour of service. Each year, participants may contribute to the Plan on a before-tax basis, an after-tax basis, or a Roth 401(k) basis (or any combination of the foregoing), up to a percentage of annual compensation as defined in the Plan. The Plan has an automatic participation feature with a 30-day opt-out option. Eligible new hires who do not opt out, are automatically deemed to have elected a 3% before-tax contribution rate (See Note 8), which is automatically invested in the target allocation fund closest to the individual’s 65th birthday. Participants can elect to have before-tax contributions automatically increase each year by 1% until the participant reaches a 10% deferral percentage or elects out of the automatic increase program. New hires can opt-out, or change their contribution rate or investment options at any time. The maximum before-tax and/or Roth 401(k) contribution a participant can contribute is 75% of his or her annual eligible compensation, subject to reduction by limits imposed by the Code ($17,500 for 2014 and 2013). The maximum after-tax contribution is $10,000 (prior to January 1, 2014, $25,000) or 20% of the participant’s annual eligible compensation (10% for Puerto Rican participants and up to $10,000 per Plan year), whichever is less, provided that the participant’s combined before-tax, Roth 401(k) and after-tax contributions cannot exceed 100% of his or her annual eligible compensation (Puerto Rican participants cannot make 401(k) Roth contributions). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions in the amount of $5,500 for 2014 and 2013 ($1,500 for Puerto Rican participants). The maximum before-tax and/or Roth 401(k) contribution that a participant eligible for catch up contributions can contribute per the Code was $23,000 for 2014 and 2013 ($19,000 in 2014 and 2013 for Puerto Rican participants).

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

Participants may also contribute amounts representing eligible rollover distributions from other qualified defined benefit or defined contribution plans.

Effective February 12, 2012, the Company and certain participating affiliates replaced the 3% matching contribution with a discretionary profit sharing contribution opportunity of up to 4% of each participant’s annual eligible compensation if the applicable employer meets certain performance goals. Other participating affiliates continue to make matching contributions. For 2014, the Company made a profit sharing contribution of $19,071,798 in March 2015. For 2013, the Company made a profit sharing contribution of $24,924,025 in March 2014.

The Plan was also amended on December 30, 2013 to add effective with the first payroll period ending in the 2014 calendar year, a Company contribution (“Company Contribution”) for all participants except AXA Liabilities Managers Inc., AXA Art Insurance Corporation and Fine Art Services International (U.S.) Inc., or effective January 1, 2013, AXA Insurance Company and AXA Art Americas Corporation (collectively “AXA LM”) participants. Such payroll contributions will equal to, each Plan year, 2.5% of the eligible participant’s eligible annual compensation up to the Social Security Wage Base ($117,000 in 2014) and of 5% of the eligible participant’s eligible annual compensation in excess of the Social Security Wage Base up to the IRS compensation limit of $260,000 in 2014, provided that such participant meets certain employment conditions.

AXA Investment Managers, S.A.’s subsidiaries: AXA Private Equity US LLC and AXA IM Rose, Inc. or effective January 1, 2014, AXA Real Estate Managers US LLC and AXA Investment Managers Inc. (“AXA IM”) continued to provide a matching contribution which shall be not more than 4% of the applicable participant’s compensation (prior to January 1, 2014, 3%) and did not adopt the new profit sharing contribution formula.

Effective January 31, 2012, the Plan was amended to accept the merger and transfer of all AXA LM Plan assets and liabilities.

AXA LM continues to provide to AXA LM Participants a 5% matching contribution and a retirement program contribution which is based on the AXA LM participant’s age and years of service.

Profit sharing contributions (if any), Company Contributions and matching contributions are invested in (i) accordance with the participants’ current investment election or, (ii) if no election, in the qualified default investment designated by the Investment Committee, which is the target allocation fund closest to the individual’s 65th birthday.

Allocation Provisions

Participants direct the investment of their contributions into various investment options offered by the Plan. In 2014, the Plan offered twelve target allocation funds through a group annuity contract, fifteen mutual funds, a Company stock fund, a self-directed brokerage window program and a fixed income fund as investment options for participants. Two of the core funds utilize a volatility management investment strategy (i.e., an asset management strategy that limits equity exposure during periods of high volatility to provide downside protection, but may also limit returns on an “up-market”). Effective July 21, 2010, the Company stock fund changed from a unitized stock fund to an individual share accounting fund. No new contributions, loan repayments, or transfers can be made to the Company stock fund on or after March 22, 2010.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution, matching contribution/profit sharing contribution, Company Contribution and investment earnings/losses, and is also charged with an annual fee for administrative expenses taken proportionately on a quarterly basis from each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Notes Receivable from Participants

Active participants may borrow from their fund accounts, in $1 increments (prior to March 30, 2011 in $100 increments), a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 or (ii) 50% of their vested account balance (minus any outstanding loans). Participants may have up to two loans outstanding at any time, either two general purpose loans or one residential and one general purpose loan. The loans are collateralized by the balance in the participant’s account. Interest on the loan is equal to the prime rate at the beginning of the calendar quarter during which the loan is issued plus one percent. The interest rates for all outstanding loans ranged from 4.25% to 11% as of December 31, 2014 and 4.18% to 11% as of December 31, 2013. Principal and interest is paid over a range of one to five years for general purpose loans and five to fifteen years for residential loans. Participants whose loan is deemed distributed are not permitted to actively participate in the Plan for 6 months from the date of the deemed distribution, which means that they will not be able to make employee deferrals or receive matching contributions but will however be eligible to receive the profit sharing contribution (if any) and the Company Contributions. However, an active participant is permitted to transfer account balances among investment funds (except to the Company stock fund).

Payment of Benefits

Upon termination of service, including due to death, disability, or retirement, the normal form of benefit is a single sum cash payment (except for the MONY Life Retirement Plan for Field Underwriters (“FURP”) subaccounts, in which the normal form of benefit for single individuals is a straight life annuity and for married individuals (as recognized under state or foreign law based on the state or country of celebration) is a qualified joint and survivor annuity). Additional forms of distribution available for participants include monthly installments or the purchase of an annuity. Required minimum distributions as required by the Code are also paid, as necessary.

A participant who has separated from service or is Disabled (as defined under the Plan) may elect to receive partial lump sum withdrawals from his or her vested account balance.

Vesting

Participants are vested immediately in their own contributions plus actual earnings, if any, thereon. Matching contributions, profit sharing contributions and Company Contributions are vested upon completion of three years of service. Participants also become 100% vested upon reaching normal retirement age, or becoming disabled, or dying while in service, or if AXA Equitable terminates the Plan or discontinues all employer contributions.

Special vesting rules apply for certain participants. AXA LM participants are fully vested in their retirement program contributions.

Effective September 30, 2013, participants who were employed by AXA Private Equity U.S. LLC immediately prior to September 30, 2013 were fully vested in their benefits.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

Effective October 1, 2013, participants whose employment was transferred to Protective Life Insurance Company pursuant to the corporate transactions contemplated in the Master Agreement by and among AXA Equitable Financial Services, LLC, AXA Financial, Inc. and Protective Life Insurance Company, dated as of April 10, 2013, were fully vested in their benefits.

Effective July 1, 2013, any service performed for AXA Rosenberg Investment Management LLC and its affiliates up through and including any Rosenberg Transfer Date, by an individual who was employed by AXA Rosenberg Investment Management LLC immediately prior to the Transfer Date and who became an employee, financial professional or manager of AXA Equitable or and its participating related employers on such transfer date, will be treated as service for purposes of participation and vesting.

Forfeited Accounts

Upon termination of service, other than due to death or disability (as defined under the Plan ), a participant will forfeit the non-vested portion of his or her account balance. Forfeitures will be used to pay for administrative expenses (see Note 7) or to reduce Company contributions, matching contributions or profit sharing contributions (if any). The balance in the forfeiture account totaled $911,077 and $417,444 at December 31, 2014 and 2013, respectively. During 2014, $586,466 from the forfeiture account was used to pay for administrative expenses.

Plan Expenses and Administration

The Plan has an administrative agreement with Hewitt, effective March 21, 2011,as amended from time to time for the recordkeeping and administration of the Plan. The Plan reimburses AXA Equitable for administrative services paid on the Plan’s behalf (see Note 7).

2.	SUMMARY OF ACCOUNTING POLICIES

Use of Estimates and Basis of Accounting

The accompanying financial statements are prepared in conformity with U.S. generally accepted accounting principles (“US GAAP”) which requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. A description of the valuation methodologies used for assets measured at fair value is described in Note 4, Fair Value Disclosures. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments on sales is determined using specific identification. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Net appreciation/(depreciation) includes the Plan’s unrealized and realized gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The fair value of the investments is monitored and fluctuations in value are recorded as an unrealized gain or loss,

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF ACCOUNTING POLICIES (continued)

as necessary, depending on whether the value of the investments has increased or decreased. When an investment is sold the change in value from the date acquired is recognized as a realized gain or loss.

Payment of Benefits

Benefits are recorded when paid.

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets available for benefits:

	December 31,
	2014		2013
SSGA S&P 500 INDEX NON-LENDING CL A, 4,939,615 shares and 5,214,235 shares, respectively	$186,569,263		$173,242,950
Blackrock Equity Index Fund, 7,746,628 and 7,523,808 units, respectively	147,348,266		125,931,111
Guaranteed Investment Contracts (“GIC”) (Note 6):
American General Life *	(a	)	93,506,585
NATIXIS Financial Products *	—		112,441,444
JP Morgan Chase *	120,649,017		125,988,988
State St. Bank & Trust Co. Boston *	138,443,475		144,571,035
Bank of Tokyo – MITSUBISHI *	107,675,675		—

(*)	GICs are presented on a fair value basis (see Note 6).
(a)	Investment was less than 5% of the Plan’s net assets at respective year end.

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value by $39,676,452, as follows:

Common stock	$(17,328,455)
Mutual funds	57,004,907

Total appreciation	$39,676,452

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3	Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity’s own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level that is significant to the fair value measurement. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2014 and 2013.

Bonds

Bonds valued at the closing price reported in the active market in which the individual security is traded generally would be categorized as Level 1. When quoted prices in active markets are not available, the Plan estimates fair value based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques. For bonds with reasonable price transparency, the significant inputs to these valuation methodologies either are observable in the market or can be derived principally from or corroborated by observable market data and are generally Level 2. When the volume or level of activity results in little or no price transparency, significant inputs no longer can be supported by reference to market observable data but instead must be based on management’s estimation and judgment and are generally Level 3.

Common stock

Common Stock valued based on the last sale price traded in an active market generally would be classified as Level 1. Securities with quoted prices in markets that were not active are considered Level 2.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Mutual funds, including target allocation funds

Mutual funds valued at the closing net asset value of shares held by the Plan are classified as Level 1. When quoted prices in active markets are not available these securities are generally considered either Level 2 or 3 depending on the availability and observability of the inputs most significant to the measurement of fair value.

GIC wrappers

The fair value of the GIC wrappers contracts for synthetic guaranteed investment contracts is determined using the discounted cash flows on page 14 that incorporates various inputs including the difference between market rate for wrap fees and the actual wrap fees currently charged. GIC wrappers are classified as Level 3.

Short-term investments

Short-term investments primarily consist of corporate bonds with maturities of one year or less from the reporting date. The fair values of these securities and their levels within the fair value hierarchy are determined in the same manner as bonds.

The methodologies used to measure the fair values of the Plan’s investments may produce amounts that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those applied by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Assets measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2		Level 3		Total
Assets
Bonds:
Corporate	$—	$133,085,778		$—		$133,085,778
US Treasury, government and agency	—	252,670,096		—		252,670,096
Commercial mortgage-backed	—	65,944,603		18,855	(2)	65,963,458
Residential mortgage-backed (1)	—	22,383,738		—		22,383,738
Asset-backed	—	44,164,964		4,188,801	(2)	48,353,765
Common stock:
Finance	—	75,343,414		—		75,343,414
Mutual funds:
Index	78,173,812	419,741,892	(3)	—		497,915,704
Balanced	81,774,460	—		—		81,774,460
Growth	369,424,172	33,284,906	(3)	—		402,709,078
Fixed income	135,005,606	27,181,914	(3)	—		162,187,520
Other	46,899,247	—		—		46,899,247
GIC Wrappers	—	—		100,475		100,475
Short-term investments	15,229,112	14,869,213		—		30,098,325

Total assets	$726,506,409	$1,088,670,518		$4,308,131		$1,819,485,058

(1)	Includes publicly traded agency pass-through securities.
(2)	Includes primarily investment grade bonds (non AAA rated) of U.S. issuers from diverse industries.
(3)	Includes private mutual funds – non-exchange traded.

Except for the company stock fund, SSGA S&P 500 Index Non-Lending CL A, and the Synthetic GIC Contracts further segregated in footnote 3, there are no significant concentrations within or across the categories of invested assets.

In 2014, there were no transfers between fair value levels. All transfers between levels of the fair value hierarchy are recognized at the beginning of the calendar quarter in which the actual date of transfer occurred.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Assets measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2		Level 3		Total
Assets
Bonds:
Corporate	$—	$129,192,080		$—		$129,192,080
US Treasury, government and agency	—	270,214,568		—		270,214,568
Foreign governments	—	902,937		—		902,937
Commercial mortgage-backed	—	64,485,373		57,906	(2)	64,543,279
Residential mortgage-backed (1)	—	30,522,913		—		30,522,913
Asset-backed	—	57,000,627		2,796,391	(2)	59,797,018
Common stock:
Finance	—	100,047,009		—		100,047,009
Mutual funds:
Index	76,277,269	388,822,836	(3)	—		465,100,105
Balanced	71,289,502	—		—		71,289,502
Growth	286,626,475	120,369,579	(3)	—		406,996,054
Fixed income	74,154,372	24,747,801	(3)	—		98,902,173
Other	67,917,583	—		—		67,917,583
GIC Wrappers	—	—		106,023		106,023
Short-term investments	12,900,313	4,600,411		—		17,500,724

Total assets	$589,165,514	$1,190,906,134		$2,960,320		$1,783,031,968

(1)	Includes publicly traded agency pass-through securities.
(2)	Includes primarily investment grade bonds (non AAA rated) of U.S. issuers from diverse industries.
(3)	Includes private mutual funds – non-exchange traded.

Except for the company stock fund, SSGA S&P 500 Index Non-Lending CL A, and the Synthetic GIC Contracts further segregated in footnote 3, there are no significant concentrations within or across the categories of invested assets.

In 2013, there were no transfers between fair value levels. All transfers between levels of the fair value hierarchy are recognized at the beginning of the calendar quarter in which the actual date of transfer occurred.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

The table below presents reconciliation for Level 3 assets for the 2014 Plan year, January 1, 2014 to December 31, 2014:

	GIC Wrappers	Bonds: Commercial mortgage- backed	Bonds: Asset-backed
Balance, January 1, 2014	$106,023	$57,906	$2,796,391
Total gains/(losses), realized and unrealized included in changes in net assets available for benefits	(5,548)	2,947	12,779
Purchases	—	—	1,379,631
Sales	—	(41,998)	—
Settlements	—	—	—
Transfers out of Level 3	—	—	—

Balance, December 31, 2014	$100,475	$18,855	$4,188,801

The amount of total (losses)/gains for the period included in changes in net assets attributable to the change in unrealized (losses)/gains relating to assets still held at December 31, 2014	$(5,548)	$3,137	$11,882

The table below presents reconciliation for Level 3 assets for the 2013 Plan year, January 1, 2013 to December 31, 2013:

	GIC Wrappers	Bonds: Commercial mortgage- backed	Bonds: Asset-backed
Balance, January 1, 2013	$564,733	$724,120	$1,582,837
Total gains/(losses), realized and unrealized included in changes in net assets available for benefits	(458,710)	2,287	(9,403)
Purchases	—	—	1,400,000
Sales	—	(620,561)	(158,964)
Settlements	—	(47,940)	(18,079)
Transfers out of Level 3	—	—	—

Balance, December 31, 2013	$106,023	$57,906	$2,796,391

The amount of total (losses)/gains for the period included in changes in net assets attributable to the change in unrealized (losses)/gains relating to assets still held at December 31, 2013	$(458,710)	$5,307	$(8,675)

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

The following table discloses quantitative information about Level 3 fair value measurements by category for assets and liabilities as of December 31, 2014.

Quantitative Information about Level 3 Fair Value Measurements December 31, 2014
	Fair Value	Valuation Technique	Significant Unobservable Input	Range
Assets:
Investments:
GIC Wrappers	$100,475	Discounted Cash Flow	Discount Rate Wrap Fee Rate	1.96 25	% %

Approximately $10.5 million Level 3 fair value measurements of investments for which the underlying quantitative inputs are not developed by AXA Financial Group are not readily available. The fair value measurements of these Level 3 investments comprise approximately 99.1% of total assets classified as Level 3 and represent only 0.58% of total investments measured at fair value on a recurring basis. These investments primarily consist of certain commercial mortgage backed and asset-backed instruments and their fair values generally reflect unadjusted prices obtained from independent valuation service providers and indicative, non-binding quotes obtained from third-party broker-dealers recognized as market participants. Significant increases or decreases in the fair value amounts received from these pricing sources may result in AXA Financial Group’s reporting significantly higher or lower fair value measurements for these Level 3 investments.

The following table discloses quantitative information about Level 3 fair value measurements by category for assets and liabilities as of December 31, 2013.

Quantitative Information about Level 3 Fair Value Measurements December 31, 2013
	Fair Value	Valuation Technique	Significant Unobservable Input	Range
Assets:
Investments:
GIC Wrappers	$106,023	Discounted Cash Flow	Discount Rate Wrap Fee Rate	1.89 22	% %

For the year 2013, approximately $2.8 million Level 3 fair value measurements of investments for which the underlying quantitative inputs are not developed by AXA Financial Group are not readily available. The fair value measurements of these Level 3 investments comprise approximately 96.4% of total assets classified as Level 3 and represent only 0.16% of total investments measured at fair value on a recurring basis. These investments primarily consist of certain commercial mortgage backed and asset-backed instruments and their fair values generally reflect unadjusted prices obtained from independent valuation service providers and indicative, non-binding quotes obtained from third-party broker-dealers recognized as market participants.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Significant increases or decreases in the fair value amounts received from these pricing sources may result in AXA Financial Group’s reporting significantly higher or lower fair value measurements for these Level 3 investments.

5.	NON-PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	December 31,
	2014	2013
Company stock fund (1)

Net assets
Common stock	$75,343,414	$100,047,009
Receivables	—	—

	$75,343,414	$100,047,009

Changes in net assets
Net appreciation	(17,328,454)
Benefits paid to participants	(2,537,977)
Expenses
Net transfers from participant-directed investments	(4,837,164)

	$(24,703,595)

(1)	No new contributions, loan repayments, or transfers are permitted to the Company stock fund on or after March 22, 2010.

6.	GUARANTEED INVESTMENT CONTRACTS

The Plan has entered into various benefit-responsive Synthetic GICs with various insurance companies and other financial institutions (“Issuers” or “Issuer”) under the fixed income fund investment option (the “Fund”) as indicated in the tables below.

Synthetic GIC

A Synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities. The Plan purchases a wrapper contract from a financial services institution with the intent of maintaining a stable contract value. The fair value of a Synthetic GIC equals that total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

A Synthetic GIC provides for a variable crediting rate, which typically resets at least quarterly, and the Issuer of the wrap contract provides assurance those future adjustments to the crediting rate cannot result in a crediting rate of less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

The terms of the contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each Issuer. Contract termination also may occur by either party upon election and notice.

A Synthetic GIC generally imposes conditions on both the Plan and the Issuer which can result in terminations in the event of default by the Plan or the Issuer. An Issuer may terminate a contract if the appointed Investment Manager’s investment management authority over the contract is limited or terminated, as well as if all of the terms of the contract fail to be met (i.e., a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement). In the event that the market value of the covered assets is below their contract value at the time of such termination by the Issuer, the terminating Issuer would not be required to make a payment to the Plan. The Plan may terminate and replace a contract in various circumstances, including where there is a default by the Issuer. Instances where the Issuer may be in default, include but are not limited to, the following: Issuer breach of material obligation under the investment contract; a material misrepresentation; decline in the Issuer’s long term credit rating below a threshold set forth in the contract; acquisition or reorganization of the Issuer wherein the successor Issuer does not satisfy the investment or credit guidelines applicable to the Issuer. In the event that the market value of the covered assets is below their contract value at the time of such termination by the Plan, the Plan may elect to keep the contract in place until such time as the market value of the covered assets is equal to their contract value. The Plan may be unable to maintain a stable contract value if the Plan is unable to promptly find a replacement Synthetic GIC with comparable terms following termination of a Synthetic GIC contract. The Plan will attempt to assess the credit quality of Issuers, but there is no guarantee as to the financial condition of an Issuer. Synthetic GICs are nontransferable, have no trading market and there are a limited number of Issuers.

The average yield for the Synthetic GICs based on actual earnings was 1.69% and 1.55% in 2014 and 2013, respectively. The average yield for Synthetic GIC based on the interest rate credited to participants was 1.75% and 1.70% in 2014 and 2013, respectively.

As described in Note 2, because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Synthetic GIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Synthetic GICs purchased by the Plan are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan).

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

However, the Synthetic GICs limit the ability of the Plan to transact at contract value with the Issuers upon the occurrence of certain events.

These events include:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code;

•	The establishment of a defined contribution plan that competes with the Plan for participant’s contributions;

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the Issuer;

•	Complete or partial termination of the Plan;

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow;

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor;

•	Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the Fund;

•	Exclusion of a group of previously eligible employees from eligibility in the Plan;

•	Any early retirement program, group termination, group layoff, facility closing, or similar program;

•	Any transfer of assets from the Fund directly to a competing option.

The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract Issuer or otherwise.

The Synthetic GICs are summarized as follows:

	December 31, 2014
	Major Credit Rating (1)	Investments at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value
Synthetic GICs
JP Morgan Chase, #AXA-2-07	A+	$120,649,017	$—	$(2,592,632)
State St Bk & Tr Co Boston, #107007	AA-	138,443,475	100,475	(3,075,493)
Prudential Ins Co America, #63048	A	83,492,894	—	(1,794,183)
American General Life, #931942	AA-	89,543,359	—	(1,924,202)
Bank Of Tokyo – Mitsubishi	A+	107,675,675	—	(2,313,848)

Total Guaranteed Investment Contracts		$539,804,420	$100,475	$(11,700,358)

(1)	Major Credit Ratings are unaudited.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

	December 31, 2013
	Major Credit Rating (1)	Investments at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value
Synthetic GICs
JP Morgan Chase, #AXA-2-07	A+	$125,988,988	$—	$(3,017,529)
State St Bk & Tr Co Boston, #107007	AA-	144,571,035	106,023	(3,568,606)
NATIXIS Financial Products, #1910-02	A	112,441,444	—	(2,693,056)
Prudential Ins Co America, #63048	AA-	58,783,972	—	(1,407,920)
Prudential Ins Co America, # 63286	AA-	28,404,349	—	(680,305)
American General Life, #931942	A+	93,506,585	—	(2,239,551)

Total Guaranteed Investment Contracts		$563,696,373	$106,023	$(13,606,967)

(1)	Major Credit Ratings are unaudited.

7.	RELATED-PARTY TRANSACTIONS

Effective March 21, 2011, Hewitt is the record keeper and effective March 24, 2011 Northern Trust is the custodian trustee and disbursement agent. Fidelity is the custodian for the GIC investments. The Plan invests in a fixed income fund managed by Fidelity. Certain Plan investments are managed by Funds Management Group, LLC and AllianceBernstein L.P., parties-in-interest. Both, Funds Management Group, LLC and AllianceBernstein L.P. are affiliates of AXA Equitable. Administrative service fees paid by the Plan directly to Funds Management Group, LLC were determined by the expense ratios of 0.69, 0.99, 0.76, 0.83, 0.90, 0.65, 0.63 for the funds EQ/Equity Growth Plus K (until June 13, 2014), EQ/MFS International K, EQ/AllianceBernstein Small Cap Growth K, EQ/GAMCO Small Company Value K and Multimanager Large Cap Value K (until June13, 2014), the AXA Large Cap Growth Managed Volatility (effective June 13, 2014) and the AXA Large Cap Value Managed Volatility (effective June 13, 2014), respectively. Administrative service fees paid by the Plan directly to AllianceBernstein L.P., Funds Management Group, LLC, Hewitt, Fidelity and Northern Trust were $401,936, $1,054,249, $236,061 and $203,031 respectively, during the year ended December 31, 2014.

The Plan incurred expenses in the amount of $ 1,509,293, including $ 327,019 and $ 408,901 of accrued expenses at December 31, 2014 and 2013, respectively, for administrative services paid by AXA Equitable on the Plan’s behalf.

The Plan also invests in common stock issued by AXA, S.A., the parent of AXA Equitable, which are evidenced by American Depository Receipts (“ADRs”). The AXA S.A. ADRs held by participants were valued at $75,343,414 and $100,047,009 at December 31, 2014 and 2013, respectively. During the year ended December 31, 2014, the Plan received sales proceeds totaling $7,151,027 of AXA, S.A ADRs. The Plan received $3,241,480 in dividend income from the AXA ADR Stock Fund during the year ended December 31, 2014 from AXA, S.A. ADRs held.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

7.	RELATED-PARTY TRANSACTIONS (continued)

The Plan administrator and the Plan’s counsel believe that the Plan’s transactions with related parties are permitted by the U.S. Department of Labor’s prohibited transaction exemptions.

8.	FUNDING POLICY

The following describe the terms of the annual discretionary profit sharing contribution: (i) the applicable performance goals and results will be determined each year by the applicable participating entity; (ii) subject to tax law limits, the percentage of any profit-sharing contribution for a year will range from 0% up to 4%, as determined each year by the applicable participating entity in its sole discretion; (iii) to be eligible for any profit-sharing contribution for a year, a participant must be employed by AXA Equitable or any of its affiliates or subsidiaries on the last day of that year. However, if during that year, such participant: (a) retires directly from service for purposes of the AXA Equitable Retirement Plan or Retirement Income Security Plan for Employees, as applicable, (b) dies or becomes disabled while in service with AXA Equitable or any of its affiliates or subsidiaries or (c) is job eliminated by AXA Equitable or any of its affiliates or subsidiaries, such participant’s account will be credited with a profit-sharing contribution (if one is made) based on his or her eligible compensation from the applicable participating entity during that year prior to the date he or she retires, dies, becomes disabled or is job eliminated, as applicable. Any profit-sharing contribution for a year will be made no later than March 15 of the next year. The Company made a 4% profit sharing contribution for the Plan year 2014 to eligible participants (other than AXA LM and AXA IM Participants). This contribution of $19,071,798 was made on March 03, 2015.

The Plan was also amended on December 30, 2013 to add effective with the first payroll period ending in the 2014 calendar year, a Company Contribution for all participants except AXA LM participants. Such payroll contributions will equal to, each Plan year, 2.5% of the eligible participant’s eligible annual compensation up to the Social Security Wage Base ($117,000 in 2014) and of 5% of the eligible participant’s eligible annual compensation in excess of the Social Security Wage Base up to the IRS compensation limit (and $260,000 in 2014); provided that such participant meets certain employment conditions.

AXA LM and AXA IM made matching contributions to their respective eligible participants and AXA LM made retirement program contributions to its eligible participants.

Participants are able to contribute up to 75% of their annual eligible compensation (see Note 1) on a combined 401(k) before-tax and Roth 401(k) contributions (Puerto Rican participants cannot make Roth 401(k) contributions). In addition participants may contribute up to 20% of their eligible compensation up to $10,000 (prior to January 1, 2014, $25,000) on an after-tax basis (Puerto Rican participants can only contribute up to 1,000 of their eligible compensation and up to $10,000 per year).

In addition, AXA Equitable will absorb Plan administration costs beyond the value of the forfeiture account. The Plan is not subject to ERISA’s minimum funding requirements.

9.	PLAN TERMINATION

Although it has not expressed any intent to do so, AXA Equitable has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA and the Code. In the event of Plan termination, assets will be distributed to participants in accordance with the provisions of the Plan.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

10.	PLAN AMENDMENTS

The following represents the material amendments made to the Plan for the 2014 Plan year:

The Plan was amended February 4, 2014 to clarify that compensation (i) does not include deferred earnings at the time earned but included them at time of receipt so long as the participant is still in service with the Company or its participating affiliates and their affiliates or subsidiaries and (ii) does not include non-benefits eligible compensation. In addition this amendment revised, effective June 26, 2013, the definition of Spouse to mean the spouse as recognized by the celebratory state or foreign jurisdiction and included, effective January 1, 2014, domestic partners in the first level of beneficiaries in the event there is no designated beneficiaries and the participant dies without a spouse.

Effective January 1, 2014, for purposes of computing Company Contributions, compensation shall exclude any distributions of deferred earnings including the earnings and losses thereon received by a participant which are attributable to his or her elective deferrals made to the AXA Equitable Post-2004 Variable Deferred Compensation Plan on or after January 1, 2014 solely for the purpose of determining the Company Contributions.

The Plan was also amended in 2014 to provide that effective January 1, 2015, any service performed for Global Reinsurance Company of America prior to January 1, 2015, by an individual who was employed by Global Reinsurance Company of America immediately prior to January 1, 2015 and who became an employee, financial professional or manager of AXA Equitable or and its participating related employers on January 1, 2015, will be treated as service for purposes of participation and vesting.

11.	TAX STATUS

The Internal Revenue Service has determined and informed AXA Equitable by a letter, March 14, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan has analyzed the tax positions taken, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements and does not expect this position to change within the next twelve months. The Plan is subject to routine audits by various federal, state, and local tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Effective January 1, 2011, the Plan was amended to comply with the tax qualification provisions of the Puerto Rican tax code and to provide for dual qualification. A determination letter from the Puerto Rican hacienda was received on October 25, 2013.

The Plan recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. There were no interest and penalties included in the Plan’s financial statements.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

12.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2014 and 2013, respectively:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$1,850,723,379	$1,820,219,906
Difference between contract value and fair value of Synthetic GICs	11,700,358	13,606,967

Net assets available for benefits per the Form 5500	$1,862,432,737	$1,833,826,873

The following is a reconciliation of investment loss per the financial statements to Form 5500 for the year ended December 31, 2014:

Net investment gain per the financial statements	$73,025,487
Add: Net change in difference between contract value and fair value of Synthetic GICs during the year	(1,906,609)

Investment gain per the Form 5500	$71,118,878

13.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

On September 5, 2014, Paul John Malagoli, a participant in the Plan and AXA Equitable Retirement Plan, filed a complaint in the United States District Court for the Southern District Court of New York, which complaint was subsequently amended on January 14, 2015. Mr. Malagoli alleges that AXA breached its fiduciary duty by failing to comply with an Internal Revenue Service ruling on his employment classification, by not including commissions, fees and additional compensation for determination of his benefits under the two plans. Mr. Malagoli seeks compensatory damages and attorneys’ fees.

14.	SUBSEQUENT EVENTS

Effective January 1, 2015, any service performed for Global Reinsurance Company of America prior to January 1, 2015, by an individual who was employed by Global Reinsurance Company of America immediately prior to January 1, 2015 and who became an employee, financial professional or manager of AXA Equitable or/and its participating related employers on January 1, 2015, will be treated as service for purposes of participation and vesting.

The Plan has evaluated subsequent events through June 30, 2015, the date the financial statements were available to be issued and has noted such events above.

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Asset-backed bonds
***	ALLYL 2013-SN1 A3 .72% 05/16	05/20/2016, 0.72%, $494,224	**	$494,499
***	ALLYL 2014-SN1 A3 .75% 02/17	02/21/2017, 0.75%, $689,000	**	687,951
***	AMXCA 2013-3 A .98% 05/19	05/15/2019, 0.98%, $1,068,000	**	1,068,097
***	AMXCA 2014-2 A 1.26% 1/20	01/15/2020, 1.26%, $1,118,000	**	1,115,947
***	AMXCA 2014-3 A 1.49% 04/20	04/15/2020, 1.49%, $2,000,000	**	2,003,139
***	AMXCA 2014-4 A 1.43% 06/20	06/15/2020, 1.43%, $1,380,000	**	1,378,186
***	BMWLT 2014-1 A3 .73% 02/17	02/21/2017, 0.73%, $1,026,000	**	1,025,291
***	BAAT 2012-1 A4 1.03 12/16	12/15/2016, 1.03%, $580,000	**	581,609
***	COMET 2013-A1 A1 .63% 11/18	11/15/2018, 0.63%, $2,037,000	**	2,035,967
***	COMET 2013-A3 A3 .96% 9/19	09/16/2019, 0.96%, $1,631,000	**	1,625,689
***	COMET 2014-A2 A2 1.26% 01/20	01/15/2020, 1.26%, $1,120,000	**	1,119,262
***	COMET 2014-A5 A 1.48% 07/20	07/15/2020, 1.48%, $1,380,000	**	1,381,218
***	CARMX 2013-3 A3 .97% 11/15/16	04/16/2018, 0.97%, $280,000	**	280,711
***	CARMX 2014-3 A3 1.16% 06/19	06/17/2019, 1.16%, $696,000	**	693,743
***	CARMX 2014-4 A3 1.25% 11/19	11/15/2019, 1.25%, $834,000	**	832,176
***	CHAIT 2013-A8 A8 1.01% 10/18	10/15/2018, 1.01%, $580,000	**	580,249
***	CHAIT 2014-A1 A 1.15% 01/19	01/15/2019, 1.15%, $1,410,000	**	1,410,028
***	CHAIT 2014-A7 A 1.38% 11/19	11/15/2019, 1.38%, $1,387,000	**	1,382,339
***	CCCIT 13-A3 A3 1.11% 7/23/18	07/23/2018, 1.11%, $930,000	**	937,099
***	CCCIT 2013-A6 A6 1.32% 09/18	09/7/2018, 1.32%, $2,250,000	**	2,271,879
***	CCCIT 2014 A2 1.02% 02/19	02/22/2019, 1.02%, $1,120,000	**	1,119,787
***	CCCIT 2014-A4 A4 1.23% 04/19	04/24/2019, 1.23%, $1,110,000	**	1,110,802
***	CCCIT 2014-A6 A6 2.15% 07/21	07/15/2021, 2.15%, $1,126,000	**	1,136,923
***	CCCIT 2014-A8 A8 1.73% 04/20	04/9/2020, 1.73%, $1,100,000	**	1,106,698
***	DCENT 2013-A2 A2 .69% 07/18	08/15/2018, 0.69%, $2,800,000	**	2,797,350
***	DCENT 2013-A5 A5 1.04% 04/19	04/15/2019, 1.04%, $1,159,000	**	1,158,394
***	DCENT 2014-A3 A3 1.22% 10/19	10/15/2019, 1.22%, $1,110,000	**	1,108,708
***	DCENT 2014-A4 A4 2.12% 12/21	12/15/2021, 2.12%, $1,084,000	**	1,087,438
***	DCENT 2014-A5 A 1.39% 04/20	04/15/2020, 1.39%, $1,110,000	**	1,108,368
***	FORDL 2014-A A3 .68% 04/17	04/15/2017, 0.68%, $539,000	**	538,673
***	GEMNT 2012-5 A 0.95% 6/15/18	06/15/2018, 0.95%, $1,321,000	**	1,323,673
***	HART 2013-C A3 1.01% 02/18	02/15/2018, 1.01%, $310,000	**	311,030
***	MBALT 2014-A A3 .68% 12/16	12/15/2016, 0.68%, $840,000	**	840,214
***	NAROT 2013-B A3 0.84% 11/17	11/15/2017, 0.84%, $841,000	**	842,121
***	NALT 2014-A A3 .80% 02/17	02/15/2017, 0.80%, $610,000	**	609,809
***	NEF 2005-1 A5 4.74% 10/45	10/30/2045, 0.98%, $255,899	**	254,883
***	SLMA 2012-7 A2 1ML+28 9/19	09/25/2019, 0.44%, $1,157,000	**	1,155,443
***	SLMA 2013-1 A2 1ML+25 9/19	09/25/2019, 0.41%, $1,400,000	**	1,397,257
***	VALET 2013-1 A3 .56% 8/17	08/21/2017, 0.56%, $845,134	**	844,506
***	VALET 2013-2 A3 0.7% 04/18	04/20/2018, 0.70%, $1,154,000	**	1,150,807
***	VWALT 2014-A A3 .80% 4/20/17	04/20/2017, 0.80%, $840,000	**	837,526
***	VALET 2014-1 A3 .91% 10/22/18	10/22/2018, 0.91%, $740,000	**	736,828
***	WOLS 2013-A A3 1.10% 12/16	12/15/2016, 1.10%, $1,070,000	**	1,074,454
***	WOART 2014-B A3 1.14% 1/20	01/15/2020, 1.14%, $1,013,000	**	1,007,914
***	WOLS 2014-A A3 1.16% 09/17	09/15/2017, 1.16%, $787,000	**	789,080

	Total asset backed bonds			48,353,765

	Commercial mortgage-backed bonds
***	BACM 2006-4 A4 5.634 7/46	07/10/2046, 5.63%, $509,860	**	535,847
***	BACM 2006-4 A1A CSTR 7/46	07/10/2046, 5.62%, $908,406	**	966,014
***	BSCMS 2005-T18 A4 4.933% 2/42	02/13/2042, 4.93%, $157,881	**	158,539

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Commercial mortgage-backed bonds (continued)
***	BSCMS 2005-PWR8 A4 4.674 6/41	06/11/2041, 4.67%, $470,489	**	$474,483
***	BSCMS 2006-T22 A1A CSTR 4/38	04/12/2038, 5.58%, $890,121	**	933,471
***	BSCMS 2006-PW12 A1A CSTR 9/38	09/11/2038, 5.70%, $688,187	**	726,617
***	BSCMS 2006-PW13 A1A 5.533 9/41	09/11/2041, 5.53%, $872,536	**	929,411
***	BSCMS 2006-PW14 A1A 5.189	12/11/2038, 5.19%, $399,719	**	425,599
***	CD 2005-CD1 A4 CSTR 7/44	07/15/2044, 5.23%, $308,852	**	315,233
***	CD 06-CD2 A1B CSTR 1/46	01/15/2046, 5.30%, $1,427,428	**	1,480,590
***	CD 2007-CD5 A1A 5.8% 11/44	11/15/2044, 5.80%, $965,842	**	1,051,979
***	COMM 2014-CR20 A2 2.804% 11/47	11/10/2047, 2.80%, $569,000	**	582,498
***	COMM 2012-CR5 A1 0.673% 12/45	12/10/2045, 0.67%, $284,834	**	283,940
***	COMM 2012-CR1 A1 1.116% 5/45	05/15/2045, 1.12%, $11,260	**	11,273
***	COMM 2012-CR1 A2 2.35% 5/45	05/15/2045, 2.35%, $500,000	**	508,597
***	COMM 2012-CR2 A1 .824% 08/45	08/15/2045, 0.82%, $142,309	**	142,125
***	COMM 2013-CR9 A1 1.3440% 7/45	07/10/2045, 1.34%, $196,812	**	198,178
***	COMM 2014-CR17 A2 3.012% 05/47	05/10/2047, 3.01%, $800,000	**	829,661
***	COMM 2014-CR18 A2 2.924% 07/47	07/15/2047, 2.92%, $620,000	**	638,000
***	CGCMT 2006-C5 A4 5.431 10/49	10/15/2049, 5.43%, $718,000	**	763,556
***	CGCMT 2006-C5 A1A 5.425 10/49	10/15/2049, 5.43%, $1,460,457	**	1,555,206
***	CGCMT 13-GC11 A1 0.672% 12/17	04/10/2046, 0.75%, $316,803	**	315,647
***	COMM 06-C8 A4 5.306% 12/46	12/10/2046, 5.31%, $987,339	**	1,050,280
***	COMM 2006-C8 A1A 5.292 12/46	12/10/2046, 5.29%, $835,292	**	896,167
***	COMM 2006-C7 A1A CSTR 6/46	06/10/2046, 5.74%, $1,278,003	**	1,349,110
***	COMM 2013-LC6 A1 .7240% 1/46	01/10/2046, 0.72%, $236,058	**	234,965
***	DBUBS 2011-LC3A A1 2.238 8/44	08/10/2044, 2.24%, $59,038	**	59,641
***	FNR 2000-32 FM IML+450 10/30	10/18/2030, 0.61%, $3,443	**	3,453
***	FNR 2000-34 F 1ML+45 10/30	10/25/2030, 0.62%, $10,682	**	10,713
***	FNR 2013-9 FA 1ML+35 03/42	03/25/2042, 0.52%, $1,116,174	**	1,121,427
***	FNR 2013-16 GP 3% 03/33	03/25/2033, 3.00%, $2,721,825	**	2,828,420
***	FNR 2011-88 AB 2.5% 9/26	09/25/2026, 2.50%, $200,318	**	205,449
***	FNR 2011-99 DV 5% 01/26	01/25/2026, 5.00%, $767,743	**	819,081
***	FNR 2012-15 FP 1ML+38 6/40	06/25/2040, 0.55%, $791,416	**	795,033
***	FNR 2012-94 E 3% 6/22	06/25/2022, 3.00%, $272,308	**	282,152
***	FHR 2011-3938 BE 2% 10/21	10/15/2021, 2.00%, $624,749	**	636,003
***	FHR 3943 EF 1ML+25 2/26	02/15/2026, 0.41%, $437,394	**	438,221
***	FHR 4046 LA 3% 11/2026	11/15/2026, 3.00%, $1,892,722	**	1,972,199
***	FHR 3763 QA 4% 4/34	04/15/2034, 4.00%, $342,500	**	359,675
***	FHR 3820 DA 4% 11/35	11/15/2035, 4.00%, $355,209	**	379,505
***	FHR 4181 LA 3% 3/37	03/15/2037, 3.00%, $731,512	**	756,803
***	FHR 4176 BA 3% 2/33	02/15/2033, 3.00%, $514,343	**	532,091
***	FHR SER 4221 CLS GA 1.4% 7/23	07/15/2023, 1.40%, $1,266,935	**	1,264,554
***	FHR 2495 UJ 3.5 7/32	07/15/2032, 3.50%, $5,969	**	6,103
***	FNR 2003-74 PG 4.5% 8/18	08/25/2018, 4.50%, $124,604	**	130,622
***	FNR 2005-90 FC 1ML+25 10/35	10/25/2035, 0.42%, $250,761	**	251,720
***	FSPC T-59 1A3 7.5 10/43	10/25/2043, 7.50%, $41,528	**	50,192
***	FNR 2005-106 UF 1ML+30 11/35	11/25/2035, 0.47%, $244,021	**	245,398
***	FHR 2794 JT 6 10/32	10/15/2032, 6.00%, $62,479	**	65,786
***	FHR 3117 JF 1ML+30 2/36	02/15/2036, 0.46%, $252,403	**	253,587
***	FHR 3102 FD 1ML+30 1/36	01/15/2036, 0.46%, $639,667	**	642,903
***	FNR 2008-29 BG 4.7% 12/35	12/25/2035, 4.70%, $92,027	**	95,725
***	FNR 2008-95 AD 4.5% 12/23	12/25/2023, 4.50%, $321,006	**	334,013
***	FNR 2011-23 AB 2.75% 6/25/20	06/25/2020, 2.75%, $156,205	**	160,299
***	FNR 2010-123 DL 3.5% 11/25	11/25/2025, 3.50%, $125,113	**	129,454
***	FHR 3741 HD 3% 11/15/39	11/15/2039, 3.00%, $321,720	**	332,360

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Commercial mortgage-backed bonds (continued)
***	FNR 2010-135 DE 2.25% 4/24	04/25/2024, 2.25%, $271,891	**	$278,293
***	FNR 2010-143 B 3.5% 12/25	12/25/2025, 3.50%, $220,066	**	228,837
***	GMACC 2004-C2 A4 5.301% 8/38	08/10/2038, 5.30%, $4,716	**	4,743
***	GSMS 2012-GC6 A1 1.282% 1/45	01/10/2045, 1.28%, $82,021	**	82,402
***	GSMS 2013-GC10 A1 .696% 2/46	02/10/2046, 0.70%, $64,602	**	64,394
***	GSMS 2013-GC10 A2 1.84% 2/46	02/10/2046, 1.84%, $240,000	**	240,699
***	GSMS 2013-GC12 A1 VAR 06/46	06/10/2046, 0.74%, $314,804	**	312,291
***	GSMS 2006-GG6 A4 CSTR 4/38	04/10/2038, 5.55%, $1,345,000	**	1,386,412
***	GSMS 2006-GG6 A1A CSTR 4/38	04/10/2038, 5.55%, $484,649	**	504,851
***	GSMS 2006-GG8 A4 5.56% 11/39	11/10/2039, 5.56%, $642,154	**	682,801
***	GSMS 2006-GG8 A1A 5.547 11/39	11/10/2039, 5.55%, $496,914	**	531,368
***	GECMC 2006-C1 A4 CSTR 3/44	03/10/2044, 5.27%, $788,205	**	811,264
***	GECMC 2006-C1 A1A CSTR 3/44	03/10/2044, 5.27%, $512,987	**	535,554
***	GNR 2000-35 F 1ML+55 12/25	12/16/2025, 0.71%, $9,981	**	10,070
***	GNR 2010-99 PT 3.5% 8/33	08/20/2033, 3.50%, $14,125	**	14,172
***	GNR 2010-112 PM 3.25% 9/33	09/20/2033, 3.25%, $11,896	**	11,933
***	CFGNR 2011-150 D 3% 4/37	04/20/2037, 3.00%, $57,775	**	58,814
***	GNR 13-41 PA 2.5% 04/40	04/20/2040, 2.50%, $647,303	**	664,783
***	JPMCC 2005-LDP2 A3 4.697 7/42	07/15/2042, 4.70%, $1,702	**	1,709
***	JPMCC 2006-LDP7 A4 CSTR 4/45	04/15/2045, 5.87%, $785,000	**	823,636
***	JPMCC 2006-LDP7 A1A CSTR 4/45	04/15/2045, 5.87%, $1,073,055	**	1,139,400
***	JPMCC 2006-CB16 A1A 5.546 5/45	05/12/2045, 5.55%, $1,386,551	**	1,474,923
***	JPMCC 2007-LD11 A2 CSTR 6/49	06/15/2049, 5.77%, $8,150	**	8,173
***	JPMCC 2012-C6 A2 2.2058% 5/45	05/15/2045, 2.21%, $590,000	**	601,994
***	JPMCC 2012-LC9 A1 .6698% 12/47	12/15/2047, 0.67%, $312,628	**	312,751
***	JPMCC 2013-C10 .7302% 12/15/47	12/15/2047, 0.73%, $240,445	**	238,633
***	LBUBS 2006-C6 A4 5.372% 9/39	09/15/2039, 5.37%, $617,000	**	654,087
***	LBUBS 2006-C6 A1A CSTR 9/39	09/15/2039, 5.34%, $1,127,554	**	1,195,243
***	LBUBS 2007-C7 A3 5.886% 9/45	09/15/2045, 5.87%, $455,445	**	501,860
***	LBMT 1991-2 A3 CSTR 1/17	01/20/2017, 8.51%, $18,664	**	18,855
***	MLMT 2005-CKI1 A1A CSTR 11/37	11/12/2037, 5.29%, $249,366	**	257,288
***	MLMT 2006-C2 A1A CSTR 8/43	08/12/2043, 5.74%, $833,442	**	885,744
***	MLCFC 2006-3 A4 CSTR 7/46	07/12/2046, 5.41%, $2,059,225	**	2,178,404
***	MSBAM 2014-C14 A2 3.077% 1/47	02/15/2047, 3.08%, $927,000	**	958,148
***	MSC 2006-IQ11 A1A CSTR 10/42	10/15/2042, 5.65%, $970,682	**	1,020,311
***	MSC 2006-HQ9 A4 CSTR 7/44	07/12/2044, 5.73%, $662,055	**	698,179
***	MSC 2007-IQ13 A1A 5.31 3/44	03/15/2044, 5.31%, $330,494	**	355,618
***	MSC 2007-T27 A1A CSTR 6/42	06/11/2042, 5.65%, $991,304	**	1,078,116
***	MSBAM 2012-C5 A1 .916% 8/45	08/15/2045, 0.92%, $359,936	**	359,979
***	MSBAM 2012-C5 A2 1.972% 8/45	08/15/2045, 1.97%, $1,000,000	**	1,012,622
***	UBSBB 2012-C2 A1 1.006% 5/63	05/10/2063, 1.01%, $328,276	**	328,601
***	UBSCM 2012-C1 A1 1.032% 5/45	05/10/2045, 1.03%, $131,273	**	131,743
***	UBSCM 2012-C1 A2 2.180% 5/45	05/10/2045, 2.18%, $510,000	**	519,090
***	UBSBB 2012-C4 A1 .6728 12/45	12/10/2045, 0.67%, $249,399	**	248,171
***	UBSBB 2013-C6 A1 .805% 4/46	04/10/2046, 0.81%, $268,240	**	266,572
***	WFRBS 13-C14 A1 .836% 6/15/46	06/15/2046, 0.84%, $205,631	**	204,845
***	WFRBS 2013-C14 A2 2.133% 6/46	06/15/2046, 2.13%, $230,000	**	232,187
***	WFRBS 2011-C5 A1 1.456 11/44	11/15/2044, 1.46%, $71,723	**	72,194
***	WFRBS 2012-C8 A1 .864% 8/45	08/15/2045, 0.86%, $226,103	**	226,129
***	WFRBS 2012-C8 A2 1.881% 8/45	08/15/2045, 1.88%, $560,000	**	565,763
***	WFRBS 2013-C11 A1 .799% 03/45	03/15/2045, 0.80%, $137,548	**	137,273
***	WFRBS 2013-C13 A1 0.778% 5/45	05/15/2045, 0.78%, $193,117	**	192,436

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Commercial mortgage-backed bonds (continued)
***	WBCMT 2006-C23 A1A CSTR 1/45	01/15/2045, 5.42%, $956,751	**	$997,970
***	WBCMT 2006-C23 A5 CSTR 1/45	01/15/2045, 5.42%, $1,060,000	**	1,102,942
***	WBCMT 2006-C24 A1A CSTR 3/45	03/15/2045, 5.56%, $834,360	**	873,443
***	WBCMT 2006-C25 A5 CSTR 5/43	05/15/2043, 5.72%, $290,000	**	305,095
***	WBCMT 2006-C25 A1A CSTR 5/43	05/15/2043, 5.72%, $755,813	**	791,344
***	WBCMT 2006-C27 A3 CSTR 7/45	07/15/2045, 5.77%, $647,923	**	681,732
***	WBCMT 2006-C26 A1A CSTR 6/45	06/15/2045, 6.01%, $898,723	**	956,108
***	WBCMT 2006-C29 A1A 5.297 11/48	11/15/2048, 5.30%, $1,407,332	**	1,507,260
***	WBCMT 2007-C31A A2 5.421% 4/47	04/15/2047, 5.42%, $64,307	**	64,555
***	WFCM 2013-LC12 A1 1.676% 7/46	07/15/2046, 1.68%, $837,571	**	839,083

	Total commercial mortgage-backed bonds			65,963,458

	Corporate bonds
***	AMERICAN EX CRD	03/18/2019, 2.13%, $840,000	**	844,053
***	AMERICAN HONDA FIN	10/10/2018, 2.13%, $580,000	**	586,302
***	AMERICAN INTL GROUP	07/16/2019, 2.30%, $264,000	**	267,052
***	ANGLO AMER CAP	04/15/2021, 4.13%, $550,000	**	556,638
***	AB INBEV FIN	02/01/2019, 2.15%, $1,120,000	**	1,134,548
***	APPLE INC	05/03/2018, 1.00%, $2,142,000	**	2,111,584
***	APPLE INC	05/06/2021, 2.85%, $830,000	**	852,670
***	AUSTRALIA & NZ	10/06/2017, 1.88%, $600,000	**	608,137
***	AUSTRALIA & NZ	05/15/2018, 1.45%, $580,000	**	573,633
***	ANZ NY BRAN	01/10/2017, 1.25%, $840,000	**	845,292
***	AUST & NZ BKG NY	06/13/2019, 2.25%, $830,000	**	834,910
***	AVALONBAY COMM	10/01/2020, 3.63%, $266,000	**	279,075
***	BP CAP MKTS PLC	01/15/2020, 2.52%, $550,000	**	552,838
***	BNP PARIBA	03/17/2019, 2.45%, $565,000	**	576,533
***	BPCE SA	02/10/2017, 1.63%, $560,000	**	564,728
***	BPCE SA	07/15/2019, 2.50%, $550,000	**	558,507
***	BANK AMER NA	02/14/2017, 1.25%, $960,000	**	962,414
***	BANK OF AMERICA CRP MTN	01/11/2018, 2.00%, $750,000	**	756,513
***	BANK AMER FDG CRP	01/15/2019, 2.60%, $1,795,000	**	1,830,478
***	BANK AMERICA CORP	04/01/2019, 2.65%, $1,140,000	**	1,155,914
***	BANK NOVA SCOTIA	07/21/2021, 2.80%, $830,000	**	840,675
***	BANK T-M UFJ	02/26/2018, 1.65%, $580,000	**	575,663
***	BANK T-M UFJ	09/09/2018, 2.7%, $570,000	**	584,664
***	BANK T-M UFJ	09/08/2019, 2.35%, $550,000	**	550,402
***	BARCLAYS PLC	11/08/2019, 2.75%, $466,000	**	464,968
***	BARCLAYS BNK PLC	02/20/2019, 2.50%, $800,000	**	817,907
***	BAYER US FIN	10/08/2019, 2.38%, $396,000	**	399,740
***	BAYER US FIN	10/08/2021, 3.00%, $289,000	**	293,348
***	BECTON DICKINSO	12/15/2019, 2.68%, $166,000	**	168,380
***	BRITISH TELECOM PLC	02/14/2019, 2.35%, $339,000	**	341,545
***	CVS CAREMARK	12/05/2018, 2.25%, $446,000	**	450,718

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate bonds (continued)
***	CAPITAL ONE FIN	04/24/2019, 2.45%, $460,000	**	$461,044
***	CAPITAL ONE BNK	11/21/2016, 1.15%, $406,000	**	405,175
***	CAPITAL ONE BK	02/13/2019, 2.25%, $1,120,000	**	1,121,549
***	CHEVRON CORP NE	12/05/2017, 1.10%, $1,115,000	**	1,110,349
***	CISCO SYSTEMS INC	03/01/2019, 2.13%, $1,120,000	**	1,133,203
***	CITIGROUP INC	04/08/2019, 2.55%, $560,000	**	566,975
***	CITIGROUP INC	07/29/2019, 2.50%, $550,000	**	556,247
***	CITIGROUP INC	11/24/2017, 1.85%, $550,000	**	550,427
***	CITIZENS BK MTN	12/04/2019, 2.45%, $500,000	**	498,251
***	COLGATE-PALMOLIVE	05/01/2018, 0.90%, $746,000	**	730,112
***	COMERICA INC	05/23/2019, 2.13%, $336,000	**	334,506
***	COMMONWEALTH NY	03/13/2019, 2.25%, $1,110,000	**	1,122,665
***	COMMONWEALTH BK NY	09/06/2019, 2.30%, $550,000	**	554,300
***	COMWLTH EDISON	01/15/2019, 2.15%, $219,000	**	222,807
***	CREDIT SUISSE NY	05/28/2019, 2.30%, $1,110,000	**	1,110,434
***	CREDIT SUISSE NY	10/29/2021, 3.00%, $550,000	**	550,274
***	DAIMLER FIN NA	09/03/2019, 2.25%, $1,100,000	**	1,106,609
***	DEUTSCHE BANK AG	02/13/2019, 2.50%, $1,510,000	**	1,542,959
***	DEVON ENERGY CO	12/15/2018, 2.25%, $570,000	**	568,516
***	DISNEY (WALT) MTN	12/01/2017, 1.10%, $533,000	**	530,487
***	DOMINION RES INC	08/15/2016, 1.95%, $424,000	**	431,786
***	DUKE ENERGY COR	06/15/2018, 2.10%, $463,000	**	467,703
***	ERP OPERATING LP	07/01/2019, 2.38%, $363,000	**	366,047
***	ENTERPRISE PRD	10/15/2019, 2.55%, $113,000	**	112,479
***	ESSEX PORTFOLIO LP	03/15/2017, 5.50%, $515,000	**	566,087
***	EXPRESS SCRIP HD	06/15/2019, 2.25%, $830,000	**	821,942
***	FIFTH THRD BANC	02/28/2018, 1.45%, $580,000	**	576,416
***	FIFTH THIRD BAN	04/25/2019, 2.38%, $862,000	**	869,678
***	FORD MTR CR	10/01/2018, 2.88%, $1,200,000	**	1,229,679
***	GENERAL ELEC CO	03/11/2024, 3.38%, $986,000	**	1,028,753
***	GENERAL ELEC CAP CO	04/02/2018, 1.63%, $1,100,000	**	1,106,101
***	GENERAL ELEC CAP	01/14/2019, 2.30%, $560,000	**	574,911
***	GSINC	01/22/2018, 2.38%, $590,000	**	602,147
***	GOLDMAN SACHS GRP	01/31/2019, 2.63%, $1,670,000	**	1,698,584
***	GSINC	07/19/2018, 2.90%, $570,000	**	592,190
***	HSBC USA INC	01/16/2018, 1.63%, $527,000	**	528,896
***	HSBC USA INC	09/24/2018, 2.63%, $303,000	**	312,924
***	HSBC USA INC	06/23/2019, 2.25%, $835,000	**	834,140
***	HSBC BANK	05/24/2016, 3.10%, $1,240,000	**	1,284,511
***	HSBC	05/15/2018, 1.50%, $1,160,000	**	1,149,676
***	HYUNDAI CAP	08/09/2016, 1.88%, $150,000	**	152,185
***	HYUNDAI CAP AME	02/06/2019, 2.55%, $1,390,000	**	1,404,467
***	INGERSOLL-RND LX	05/01/2020, 2.63%, $150,000	**	149,718
***	INTERCONT EXCH	10/15/2018, 2.50%, $404,000	**	413,494
***	JPMC CO	01/28/2019, 2.35%, $966,000	**	981,950
***	JPMC CO	10/22/2019, 2.20%, $1,024,000	**	1,019,488
***	KEYBANK NATL	02/01/2018, 1.65%, $385,000	**	386,199
***	KEY BANK NA	12/15/2019, 2.50%, $429,000	**	431,859
***	KINDER MORGAN EN	02/01/2019, 2.65%, $261,000	**	260,049
***	KINDER MRGN INC	12/01/2017, 2.00%, $202,000	**	201,158
***	KINDER MORGAN IC	12/01/2019, 3.05%, $390,000	**	388,056
***	MANU&TRD NT PRG	01/30/2019, 2.30%, $560,000	**	567,824

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate bonds (continued)
***	MANITOBA (PROV)	06/01/2018, 1.13%, $890,000	**	$881,043
***	MARSHMCLEN	10/15/2018, 2.55%, $600,000	**	613,374
***	MARSH & MCLENNAN	09/10/2019, 2.35%, $344,000	**	346,996
***	MASSMUTUAL GLB	04/14/2016, 3.13%, $1,550,000	**	1,606,911
***	MASSMUTUAL GLBL	04/05/2017, 2.00%, $1,230,000	**	1,253,280
***	MASSMUTUAL GBL	08/02/2018, 2.10%, $1,000,000	**	1,018,121
***	MASSMUTUAL GLB	04/09/2019, 2.35%, $1,120,000	**	1,132,950
***	MASTERCARD INC	04/01/2019, 2.00%, $311,000	**	310,844
***	MCKESSON CO	03/15/2019, 2.28%, $766,000	**	769,552
***	MEDTRONIC INC	03/15/2020, 2.50%, $1,100,000	**	1,104,489
***	METLIFE INC	12/15/2017, 1.76%, $260,000	**	261,080
***	METLIFE INC	12/15/2017, 1.90%, $116,000	**	116,368
***	MET LIFE GLBL	01/10/2018, 1.50%, $1,395,000	**	1,396,247
***	MET LIFE GLB	04/10/2019, 2.30%, $1,120,000	**	1,130,034
***	MICROSOFT CORP	11/15/2017, 0.88%, $179,000	**	177,429
***	MITSUBISHI	10/16/2019, 2.45%, $550,000	**	552,646
***	MIZUHO CORP BK	10/17/2017, 1.55%, $1,660,000	**	1,649,692
***	MIZUHO BK LTD	04/16/2019, 2.45%, $560,000	**	559,215
***	MIZUHO BNK LTD	09/25/2019, 2.65%, $550,000	**	556,402
***	MONSANTO CO NEW	07/15/2019, 2.13%, $500,000	**	503,464
***	MORGAN STANLEY	04/25/2018, 2.13%, $580,000	**	582,645
***	MORGAN STANLEY	01/24/2019, 2.50%, $2,575,000	**	2,605,410
***	MORGAN STANLEY	07/23/2019, 2.38%, $550,000	**	553,705
***	NEW YORK LIFE	10/30/2017, 1.30%, $1,510,000	**	1,505,921
***	NORDEA BK AB	04/04/2019, 2.38%, $840,000	**	852,231
***	NORDEA BK AG	05/13/2016, 0.88%, $870,000	**	870,427
***	ORACLE CORP	10/08/2019, 2.25%, $1,110,000	**	1,123,688
***	PG&E CORP	03/01/2019, 2.40%, $83,000	**	83,790
***	PNC BK PITT MTN	01/28/2019, 2.20%, $560,000	**	565,531
***	PNC BANK NA	10/18/2019, 2.40%, $550,000	**	556,087
***	PEPSICO INC	11/10/2018, 7.90%, $627,000	**	771,061
***	PHILIP MORRIS	08/21/2017, 1.13%, $300,000	**	299,976
***	PHILIP MORS INT	01/15/2019, 1.88%, $580,000	**	581,496
***	PRICOA GLBL	05/29/2018, 1.60%, $580,000	**	572,914
***	PRINCIPAL LIF	09/11/2019, 2.38%, $1,000,000	**	1,006,309
***	PROCTER & GAMBLE	11/15/2018, 1.60%, $1,059,000	**	1,058,548
***	ROPER INDUSTRIES	10/01/2018, 2.05%, $60,6000	**	604,104
***	ROYAL BANK OF CANADA	03/08/2016, 0.85%, $1,400,000	**	1,404,519
***	ROYAL BANK OF CANADA	01/16/2018, 1.50%, $1,190,000	**	1,191,670
***	ROYAL BANK OF CANADA	07/27/2018, 2.20%, $1,388,000	**	1,416,469
***	ROYAL BANK OF CANADA	07/20/2016, 2.30%, $383,000	**	394,900
***	ROYAL BANK OF CANADA	09/09/2016, 1.45%, $510,000	**	516,047
***	ROYAL BANK OF CANADA	01/23/2017, 1.20%, $700,000	**	703,213
***	ROYAL BANK OF CANADA	03/15/2019, 2.15%, $560,000	**	566,138
***	SABMILLER HL	01/15/2017, 2.45%, $1,240,000	**	1,279,208
***	SABMILLER HLDG	08/01/2018, 2.20%, $570,000	**	576,759
***	SHELL INTL FIN	08/21/2017, 1.13%, $910,000	**	912,213
***	SIMON PROPERTY	02/01/2019, 2.20%, $300,000	**	304,330
***	SUMITOMO MITSUI BKG	07/18/2017, 1.80%, $910,000	**	918,802
***	SUMITOMO MITSUI BKG	07/19/2018, 2.50%, $250,000	**	255,562
***	SUMITOMO BKG	01/10/2019, 2.45%, $560,000	**	569,052
***	SUMITOMO BKG	07/11/2019, 2.25%, $850,000	**	850,952
***	SUNTRUST	11/01/2018, 2.35%, $877,000	**	885,822
***	SUNTRUST BANK INC	05/01/2019, 2.50%, $550,000	**	555,905

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate bonds (continued)
***	SYNCHRONY FIN	08/15/2017, 1.88%, $133,000	**	$134,237
***	SYNCHRONY FIN	08/15/2019, 3.00%, $196,000	**	200,431
***	TIAA AST MG	11/01/2019, 2.95%, $160,000	**	161,109
***	TJX COS INC	06/15/2021, 2.75%, $521,000	**	524,895
***	THERMO FISHER	02/01/2019, 2.40%, $102,000	**	103,172
***	THOMSON REUTER CRP	02/23/2017, 1.30%, $195,000	**	194,890
***	TORONTO DOMINION BANK	07/14/2016, 2.50%, $1,248,000	**	1,293,237
***	TORONTO DOMINION BANK	10/19/2016, 2.38%, $1,825,000	**	1,876,450
***	TORONTO DOMINION BANK	04/30/2018, 1.40%, $1,460,000	**	1,454,317
***	TORONTO DOMINION BANK	09/10/2018, 2.63%, $1,563,000	**	1,615,357
***	TORONTO DOMINION BANK	07/02/2019, 2.13%, $560,000	**	563,289
***	TORONTO DOMINION BANK	11/05/2019, 2.25%, $1,000,000	**	1,005,488
***	TOTAL CAPITAL CANADA	01/15/2018, 1.45%, $621,000	**	620,767
***	TOTAL CAPITAL CANADA	02/17/2017, 1.50%, $630,000	**	637,736
***	TOTAL CAP INTL	06/28/2017, 1.55%, $610,000	**	612,200
***	TOTAL CAP INTL	01/10/2019, 2.13%, $1,700,000	**	1,722,688
***	TOTAL CAP INTL	06/19/2021, 2.75%, $550,000	**	552,561
***	UBS AG STAM	08/14/2019, 2.38%, $830,000	**	837,453
***	US BANK NA	01/30/2017, 1.10%, $1,120,000	**	1,124,295
***	US BANK NA CIN	10/28/2019, 2.13%, $1,215,000	**	1,215,579
***	UNION BANK	09/26/2016, 1.50%, $387,000	**	390,204
***	US BANCORP MTN	11/15/2018, 1.95%, $585,000	**	588,237
***	VENTAS RLTY	09/26/2016, 1.55%, $147,000	**	148,230
***	VERIZON COMM	11/01/2017, 1.10%, $600,000	**	592,072
***	VERIZON COMM INC	06/09/2017, 1.35%, $550,000	**	548,115
***	VERIZON COM	02/21/2020, 2.63%, $1,508,000	**	1,505,054
***	VODAFONE GRP PLC	09/26/2017, 1.25%, $1,000,000	**	990,630
***	VODAFONE GRUP PLC	02/19/2018, 1.50%, $580,000	**	572,837
***	VOLKSWAGEN	11/20/2018, 2.13%, $500,000	**	500,259
***	WAL-MART STORES	04/11/2018, 1.13%, $1,170,000	**	1,159,507
***	WAL-MART STORES	04/22/2024, 3.30%, $557,000	**	578,634
***	WELLPOINT INC	01/15/2018, 1.88%, $315,000	**	317,659
***	WELLPOINT INC	07/15/2018, 2.30%, $412,000	**	418,650
***	WELLPOINT INC	08/15/2019, 2.25%, $550,000	**	549,264
***	WELLS FARGO	01/16/2018, 1.50%, $610,000	**	610,856
***	WELLS FARGO	01/22/2021, 3.00%, $1,040,000	**	1,073,322
***	WESTERN UNION CO	12/10/2017, 2.88%, $854,000	**	874,657
***	WESTPAC BANKING CRP	08/14/2017, 2.00%, $1,081,000	**	1,103,588
***	WPACBKG	01/12/2018, 1.60%, $1,180,000	**	1,188,790
***	WESTPAC BANK CORP	05/19/2017, 1.20%, $560,000	**	558,334
***	XEROX CORP	03/15/2019, 2.75%, $696,000	**	703,372

	Total corporate bonds			133,085,778

	Residential mortgage-backed bonds
***	FHLG 20YR 5.50% 3/23 #D95897	03/01/2023, 5.50%, $27,930	**	31,289
***	FHLG 15YR 4.50% 8/18 #E98688	08/01/2018, 4.50%, $225,207	**	237,781
***	FHLM ARM 3.53% 4/40 #1B4657	04/01/2040, 3.55%, $126,029	**	135,462
***	FHLM ARM 3.58% 4/40 #1B4702	04/01/2040, 3.63%, $107,924	**	116,007
***	FHLG 15YR 4.00% 7/24 #G13596	07/01/2024, 4.00%, $365,340	**	391,634
***	FHLG 15YR 5.00% 4/20 #G13598	04/01/2020, 5.00%, $341,871	**	361,998
***	FHLG 15YR 4.00% 9/25 #G14376	09/01/2025, 4.00%, $302,326	**	324,085
***	FHLG 15YR 3.50% 10/26 #G14450	10/01/2026, 3.50%, $3,427,829	**	3,651,798

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Residential mortgage-backed bonds (continued)
***	FHLG 15YR 2.5% 06/23#G14775	06/01/2023, 2.50%, $395,065	**	$411,320
***	FHLG 15YR 4.00% 6/24 #G18312	06/01/2024, 4.00%, $445,834	**	477,921
***	FHLG 25YR 5.50% 7/35 #G05815	07/01/2035, 5.50%, $136,803	**	154,621
***	FHLM ARM 4.941% 11/35 #1J1228	11/01/2035, 2.16%, $145,266	**	155,346
***	FHLG 10YR 3.00% 8/21 #J16393	08/01/2021, 3.00%, $297,543	**	310,653
***	FHLG 10YR 3.00% 8/21 #J16442	08/01/2021, 3.00%, $261,789	**	273,324
***	FHLM ARM 3.717% 05/41#1B8124	05/01/2041, 3.70%, $83,298	**	88,244
***	FHLM ARM 3.224% 4/41#1B8179	04/01/2041, 3.24%, $61,207	**	64,392
***	FHLM ARM 3.464% 5/1/41#1B8304	05/01/2041, 3.47%, $65,751	**	69,419
***	FHLM ARM 3.627% 6/1/41#1B8372	06/01/2041, 3.62%, $99,199	**	104,973
***	FHLM ARM 3.283 6/1/41	06/01/2041, 3.30%, $70,951	**	74,331
***	FHLM ARM 2.98% 8/41 #1B8533	08/01/2041, 2.98%, $213,782	**	223,034
***	FHLM ARM 3.07% 9/41 #1B8608	09/01/2041, 3.13%, $128,860	**	135,075
***	FHLM ARM 3.242% 9/1/41#1B8659	09/01/2041, 3.23%, $59,359	**	62,297
***	FHLG 5.50% 3/34 #G01665	03/01/2034, 5.50%, $201,350	**	227,576
***	FHLG 15YR 5.50% 3/19 #E01604	03/01/2019, 5.50%, $40,451	**	43,356
***	FHLG 15YR 4.00% 9/25 #E02787	09/01/2025, 4.00%, $377,478	**	407,241
***	FHLG 15YR 4.00% 4/26 #E02867	04/01/2026, 4.00%, $193,706	**	208,434
***	FHLM ARM 4.199% 8/36 #848185	08/01/2036, 2.35%, $73,374	**	78,792
***	FHLM AR 12M+187.9 10/42#849255	10/01/2042, 2.40%, $586,581	**	617,931
***	FHLG 15YR 2.5% 09/22#J20415	09/01/2022, 2.50%, $192,508	**	198,263
***	FHLG 5.50% 5/34 #Z40042	05/01/2034, 5.50%, $1,498,403	**	1,690,394
***	FHLG 20YR 6.00% 9/22 #C90580	09/01/2022, 6.00%, $56,570	**	64,187
***	FHLG 20YR 5.50% 5/23 #C90676	05/01/2023, 5.50%, $53,116	**	59,504
***	FHLG 20YR 5.50% 7/23 #C90691	07/01/2023, 5.50%, $165,560	**	185,468
***	FHLG 20YR 5.50% 4/24 #C90825	04/01/2024, 5.50%, $135,872	**	152,211
***	FNMA 15YR 6.50% 3/17 #254236	03/01/2017, 6.50%, $28,680	**	30,216
***	FNMA 20YR 5.50% 10/22 #254522	10/01/2022, 5.50%, $742	**	833
***	FNMA 20YR 5.50% 11/22 #254543	11/01/2022, 5.50%, $12,622	**	14,162
***	FNMA 20YR 5.50% 6/23 #254764	06/01/2023, 5.50%, $37,174	**	41,711
***	FNMA 5.50% 11/34 #310105	11/01/2034, 5.50%, $1,073,367	**	1,211,036
***	FNMA ARM 3.228% 7/41#AI3469	07/01/2041, 3.23%, $93,374	**	98,359
***	FNMA ARM 3.01% 8/41 #AI4358	08/01/2041, 2.99%, $75,358	**	78,623
***	FNMA ARM 3.545% 07/41#AI6050	07/01/2041, 3.56%, $98,870	**	104,501
***	FNMA ARM 3.365% 10/41#AI6819	10/01/2041, 3.32%, $48,790	**	51,441
***	FNMA ARM 3.37% 9/41 #AI8935	09/01/2041, 3.37%, $113,265	**	121,724
***	FNMA ARM 09/41#AI9813	09/01/2041, 2.98%, $59,205	**	61,945
***	FNMA ARM 10/41#AJ3399	10/01/2041, 3.06%, $31,739	**	33,285
***	FNMA ARM 2.74% 8/41 #AH5259	08/01/2041, 2.74%, $405,935	**	423,210
***	FNMA ARM 2.57% 10/41 #AH5261	10/01/2041, 2.53%, $247,238	**	257,269
***	FNMA 15YR 3.50% 1/26 #AL1168	01/01/2026, 3.50%, $296,042	**	315,662
***	FNMA 15YR 3.50% 5/27 #AL1741	05/01/2027, 3.50%, $779,878	**	829,616
***	FNMA 15YR 3.50% 3/27 #AL1746	03/01/2027, 3.50%, $1284,639	**	1,370,181
***	FNMA 15YR 3.50% 5/27 #AL1751	05/01/2027, 3.50%, $304,186	**	323,586
***	FNMA ARM 06/42#AO2244	06/01/2042, 2.54%, $92,273	**	95,409
***	FNMA 20YR 6.00% 12/18 #440734	12/01/2018, 6.00%, $4,691	**	5,049
***	FNMA 15YR 6.00% 11/16 #545296	11/01/2016, 6.00%, $9,685	**	10,078
***	FNMA 6.50% 7/32 #545759	07/01/2032, 6.50%, $45,892	**	53,632
***	FNMA 6.50% 7/32 #545762	07/01/2032, 6.50%, $18,183	**	21,249
***	FNMA 20YR 6.00% 9/22 #545887	09/01/2022, 6.00%, $81,613	**	92,762
***	FNMA 20YR 6.00% 1/23 #555198	01/01/2023, 6.00%, $21,757	**	24,729
***	FNMA ARM 4.68% 11/34 #735011	11/01/2034, 2.15%, $117,167	**	125,241

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Residential mortgage-backed bonds (continued)
***	FNMA 6.50% 12/32 #735415	12/01/2032, 6.50%, $18,284	**	$21,361
***	FNMA 6.50% 7/35 #745092	07/01/2035, 6.50%, $19,265	**	22,480
***	FNMA ARM 4.53% 12/34 #802852	12/01/2034, 2.43%, $10,8975	**	116,441
***	FNMA 6.50% 8/36 #888034	08/01/2036, 6.50%, $31,406	**	36,682
***	FNMA 6.50% 8/36 #888544	08/01/2036, 6.50%, $147,304	**	171,628
***	FNMA ARM 4.21% 5/35 #889946	05/01/2035, 2.33%, $112,423	**	119,554
***	FNMA ARM 4.30% 2/35 #995017	02/01/2035, 2.26%, $211,534	**	224,747
***	FNMA ARM 4.53% 10/35 #995414	07/01/2035, 2.38%, $185,218	**	197,283
***	FNMA ARM 4.55% 10/35 #995415	10/01/2035, 2.22%, $531,071	**	567,126
***	FNMA ARM 4.512% 12/36 #995606	11/01/2036, 2.28%, $203,749	**	217,794
***	FNMA ARM 2.61% 4/35 #995609	04/01/2035, 2.36%, $69,417	**	74,432
***	FNMA 10YR 2.5% 10/22#AB6544	10/01/2022, 2.50%, $276,039	**	284,637
***	FNMA 10YR 2.5% 10/22#AB6730	10/01/2022, 2.50%, $222,068	**	228,984
***	FNMA ARM 3.20% 1/40 #AC0599	01/01/2040, 3.18%, $196,593	**	210,073
***	FNMA 10YR 2.5% 05/23 #MA1431	05/01/2023, 2.50%, $609,297	**	628,274
***	FNMA ARM 4.285% 7/33#AD0066	12/01/2033, 2.36%, $269,064	**	286,313
***	FNMA 6.50% 12/35 #AD0723	12/01/2035, 6.50%, $176,308	**	205,913
***	FNMA ARM 3.47% 3/40 #AD0820	03/01/2040, 3.13%, $119,068	**	127,564
***	FNMA ARM 3.60% 3/40 #AD1555	03/01/2040, 3.60%, $181,624	**	195,223
***	FNMA 6.50% 8/36 #AE0746	08/01/2036, 6.50%, $123,520	**	141,365
***	FNMA ARM 11/40#AE6806	11/01/2040, 2.96%, $53,207	**	55,942
***	GNMA 30YR 5.5% 11/35#783799	11/15/2035, 5.50%, $397,041	**	453,027
***	GNMA 30YR 5.5% 06/35#783800	06/15/2035, 5.50%, $186,434	**	213,025

	Total residential mortgage-backed bonds			22,383,738

	US Treasury, government and agency bonds
***	FHLB	11/23/2016, 0.63%, $3,170,000	**	564,678
***	FHLB	05/24/2017, 0.88%, $5,65,000	**	3,169,635
***	FHLMC	01/12/2018, 0.75%, $2,671,000	**	923,647
***	FHLMC	02/22/2017, 0.88%, $876,000	**	5,477,321
***	FHLMC	09/29/2017, 1.00%, $2,867,000	**	2,664,861
***	FHLMC	05/12/2017, 1.25%, $335,000	**	4,591,327
***	FNMA	02/08/2018, 0.88%, $931,000	**	338,140
***	FNMA	11/27/2018, 1.63%, $2,642,000	**	2,868,498
***	FNMA	11/26/2019, 1.75%, $4,581,000	**	2,642,284
***	FNMA	09/18/2018, 1.88%, $5,361,000	**	880,214
***	USTN	12/15/2016, 0.63%, $19,490,000	**	19,482,747
***	USTN	05/15/2017, 0.88%, $14,987,000	**	1,064,582
***	USTN	06/30/2019, 1.63%, $14,557,000	**	3,298,593
***	USTN	07/31/2017, 0.50%, $54,800,000	**	5,997,292
***	USTN	02/15/2017, 0.63%, $6,000,000	**	2,848,168
***	USTN	06/30/2017, 0.75%, $13,000,000	**	8,881,828
***	USTN	01/31/2017, 0.88%, $7,681,000	**	1,589,136

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	US Treasury, government and agency bonds (continued)
***	USTN	11/30/2016, 0.88%, $25,568,000	**	$13,126,138
***	USTN	04/30/2017, 0.88%, $26,947,000	**	25,696,536
***	USTN	10/15/2017, 0.88%, $8,902,000	**	7,731,331
***	USTN	12/15/2017, 1.00%, $1,592,000	**	10,060,044
***	USTN	03/31/2017, 1.00%, $4,895,000	**	4,928,228
***	USTN	09/30/2016, 1.00%, $13,000,000	**	27,014,761
***	USTN	02/28/2019, 1.38%, $10,072,000	**	12,947,463
***	USTN	01/31/2019, 1.50%, $3,277,000	**	54,281,065
***	USTN	12/31/2018, 1.50%, $1,063,000	**	15,007,533
***	USTN	04/30/2019, 1.63%, $2,831,000	**	14,594,046

	Total US Treasury, government and agency bonds			252,670,096

	Common stock - finance
*	AXA ADR FUND	3,290,990 Shares	**	75,343,414

	Index mutual funds
*	Fidelity Management Research Company	Spartan Extmk Ind Advan	**	78,173,811
*,1	State Street Bank and Trust Company	SSGA RUSSELL SM/MID CAP IDX NL CL A	**	3,358,177
*,1	State Street Bank and Trust Company	SSGA S&P 500 INDEX NON LENDING CL A	**	186,569,263
*,1	State Street Bank and Trust Company	SSGA RUSSELL SM/MID CAP IDX NL CL A	**	31,203,421
*,1	State Street Bank and Trust Company	SSGA US INFL PROT BD IDX NL CL A	**	29,701,155
*,1	State Street Bank and Trust Company	SSGA US BOND INDX NON LENDING CL A	**	52,084,999
*,1	State Street Bank and Trust Company	SSGA INTERTNL INDEX NON LEND CL A	**	61,180,403
*,1	State Street Bank and Trust Company	SSGA TUCKERM GLB LIQ RL EST NL CL A	**	45,703,192
*,1	State Street Bank and Trust Company	SSGA US ST GOV’T CRD BD IDX NL CL A	**	9,941,283

	Total index mutual funds			497,915,704

	Balanced mutual funds
*	Dodge & Cox	Dodge & Cox Balanced Fund	**	81,774,460

	Growth mutual funds
*	AXA Premier VIP Trust	Multimanager Large Cap Value Portfolio Fund	**	32,616,618
*	Black Rock	Black Rock Equity Index Fund	**	147,348,266
*	BlkRck EAFE Eq	Blackrock EAFE Equity Index Fund	**	38,743,175
*	Calvert Asset Management Co Inc	CALVERT EQUITY I	**	18,123,991
*	EQ Advisors Trust	EQ/ AB Small CAP Growth K Fund	**	35,125,474
*	EQ Advisors Trust	EQ/ Gamco small company value Portfolio Class K Fund	**	51,550,663
*	EQ Advisors Trust	EQ/International Growth Class K Fund	**	37,381,688
*	Morgan Stanley Investments LP	Morgan Stanley Instl FD Inc Mid Cap Growth I Fund	**	41,819,203

	Total growth mutual funds			$402,709,078

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Fixed income mutual funds
*	AXA Equity Large Cap Value	AXA- JPM Large Cap Value	**	$36,541,368
*	Blackrock Strategic	Blackrock Strategic Completion	**	25,223,693
*	Fidelity Management Trust Company	Colchester Street Trust: Money Market Portfolio	**	3,590,644
*	JPM High Yield	JP Morgan High Yield	**	24,371,456
*	JPM High Yield	JP Morgan High Yield	**	27,181,914
*	MW Total Return	Metwest Total Return Bond Fund	**	42,800,074
*	Sate Street Global Advisors	SSgA U.S. Government Short Term Investment Fund Class A	**	2,478,371

	Total fixed income mutual funds			162,187,520

	Other mutual funds
*,1	Dodge & Cox International Stock	Dodge & Cox International Stock	**	46,899,247

	GIC Wrappers
	State St Bk & Tr Co Boston	Contract # 1007007	**	100,475

	Total GIC Wrappers		**	100,475

	Short-term investments
***	FNMA	9/28/2015, 0.05%, $14,823,000	**	14,869,213
	Interest bearing cash held in Clearing Account		**	15,229,112

	Total short- term investments		**	30,098,325

	Subtotal			1,819,485,058

	Notes receivable from participants
	Notes receivable from participants	4.25% to 11%	**	24,556,880

	Total			$1,844,041,938

*	Represents a party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.
***	Represents underlying investments of the Plan’s Synthetic GICs, which amounts are presented at fair value and are managed by a party-in-interest.
1	A portion of this fund represents an investment in the AXA Equitable target allocation funds.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AXA Equitable 401(k) Plan (Name of Plan)

Dated: June 29, 2015	By:	/s/ Barbara Lenkiewicz
BARBARA LENKIEWICZ
Chairperson of The Administrative Committee of Benefit Plans of AXA Equitable Life Insurance Company (Plan Fiduciary) and Managing Director of AXA Equitable Life Insurance Company (Plan Sponsor)

Dated: June 29, 2015	By:	/s/ Glen Gardner
GLEN GARDNER
Chairperson of The Investment Committee of Benefit Plans of AXA Equitable Life Insurance Company (Plan Fiduciary) and Lead Director of AXA Equitable Life Insurance Company (Plan Sponsor)